United States
Securities and Exchange Commission, Washington, D.C. 20549


Schedule 13G

Under the Securities Exchange Act of 1934

FIVE STAR QUALITY CARE
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

33832D106
 (CUSIP Number)

August 28, 2013
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ] Rule 13d-1(b)

 [X] Rule 13d-1(c)

 [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.33832D106
(1) Names of reporting persons
William F. Thomas

(2) Check the appropriate box if a member of a group
(a)
(b)

(3) SEC only

(4) Citizenship or place of origination
Oklahoma, United States

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power
220,511

(6) Shared voting power
2,266,214

(7) Sole dispositive power
220,511

(8) Shared dispositive power
2,266,214

(9) Aggregate amount beneficially owned by each reporting person
2,486,725

(10) Check if the aggregate amount in Row (9) excludes certain shares
(see instructions)

(11) Percent of class represented by amount in Row (9)
5.15%

(12) Type of reporting person (see instructions)
IN

CUSIP No.33832D106

(1) Names of reporting persons
Robert D. Thomas

(2) Check the appropriate box if a member of a group
(a)
(b)

(3) SEC only

(4) Citizenship of place of origination
Oklahoma, United States

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power
0

(6) Shared voting power
2,486,725

(7) Sole dispositive power
0

(8) Shared dispositive power
2,486,725

(9) Aggregate amount beneficially owned by each reporting person
2,486,725

(10) Check if the aggregate amount in Row (9) excludes certain shares
(see instructions)

(11) Percent of class represented by amount in Row (9)
5.15%

(12) Type of reporting person (see instructions)
IN

Item 1.

	(a)	Name of Issuer

		FIVE STAR QUALITY CARE

	(b)	Address of Issuer?s Principal Executive Offices

		400 Centre Street, Newton, MA 02458-2076
Item 2.

	(a)	Name of Person Filing


		William F. Thomas
		Robert D. Thomas

	(b)	Address of Principal Business Office or, if none,
Residence

		1516 South Boston Avenue
		Suite 301
		Tulsa, Oklahoma 74119

	(c)	Citizenship

		William F. Thomas is a citizen of Oklahoma, United
States
		Robert D. Thomas is a citizen of Oklahoma, United States

	(d)	Title of Class of Securities

		Common Stock

	(e)	CUSIP Number

		33832D106

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

      Not applicable.

      (a) []Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

      (b) []Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78o);

      (c) []Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

      (d) []Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

      (e) []An investment advisor in accordance with ?240.13d-
1(b)(1)(ii)(E);

      (f) []An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

      (g) []A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

      (h) []A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) []A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

      (j) []A non-U.S. institution in accordance with ?240.13d-
1(b)(1)(ii)(J);

      (k) []Group, in accordance with ?240.13d-1(b)(1)(ii)(J);

Item 4.  Ownership.

      (a) Amount beneficially owned:

      William F. Thomas holds and has beneficial ownership of 220,511 shares of Common Stock of the Issuer. By virtue of his role as an advisor to certain donor advised charitable funds, Mr. W.F. Thomas may be deemed to beneficially own 20,000 shares of Common Stock of the Issuer. Mr. W.F. Thomas disclaims such beneficial ownership. By virtue of his role as an advisor to an individual retirement fund, Mr. W.F. Thomas may be deemed to beneficially own an additional 2,150 shares of Common Stock of the Issuer. Mr. W.F. Thomas disclaims such beneficial ownership to the extent such beneficial ownership currently exists.

      Robert D. Thomas does not hold any shares of Common Stock of the Issuer. By virtue of his position in relation to family investment funds, Mr. R.D. Thomas may be deemed to have beneficial ownership of 39,800 shares of Common Stock of the Issuer. By virtue of his position in relation to a family trust account, Mr. R.D.
Thomas may be deemed to have beneficial ownership of 18,500 shares of Common Stock of the Issuer. Mr. R.D. Thomas disclaims beneficial ownership of shares of Common Stock of the Issuer owned by such family trust account to the extent such beneficial ownership currently exists. By virtue of his role as an advisor to certain donor advised charitable funds, Mr. R.D. Thomas may be deemed to beneficially own 252,000 shares of Common Stock of the Issuer. Mr. R.D. Thomas disclaims such beneficial ownership.

      By virtue of their respective roles as partners of an Oklahoma general partnership, Mr. W.F. Thomas and Mr. R.D. Thomas may be deemed to beneficially own 1,665,164 shares of Common Stock of the Issuer. Both Mr. W.F. Thomas and Mr. R.D. Thomas in their individual capacity each disclaim such beneficial ownership to the extent such beneficial ownership currently exists.

      By virtue of their respective roles as co-advisors to a donor advised charitable investment fund, Mr. W.F. Thomas and Mr. R.D.
Thomas may be deemed to beneficially own 268,200 shares of Common Stock of the Issuer. Both Mr. W.F. Thomas and Mr. R.D. Thomas each disclaim such beneficial ownership.

	By virtue of their business partnership and working relationship, Mr. W.F. Thomas and Mr. R.D. Thomas may each be deemed to beneficially own all shares of Common Stock of the Issuer beneficially owned by the other as described in the foregoing paragraphs. Mr. W.F. Thomas disclaims beneficial ownership of any shares of Common Stock of the Issuer that Mr. R.D. Thomas may beneficially own. Mr. R.D. Thomas disclaims beneficial ownership of any shares of Common Stock of the Issuer that Mr. W.F. Thomas may beneficially own.

      NOTE: All statements made in this Schedule 13G with respect to beneficial ownership, including, without limitation, all disclaimers of beneficial ownership, are made with respect to beneficial ownership as that term is defined in Securities Regulation
Section 240.13d-3 and such statements are made solely for the purpose of reporting under Section 13(d) of the Securities Exchange Act of 1934. All disclaimers of beneficial ownership are made pursuant to Securities Regulation Section 240.13d-4 and are made solely for the purpose of expressly declaring that the filing of this Schedule 13G and the statements contained herein shall not be construed as an admission that either Mr. W.F. Thomas or Mr. R.D. Thomas is, for the purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, a beneficial owner of the Common Stock of the Issuer.

       (b) Percent of class:

       Neither Mr. W.F. Thomas nor Mr. R.D. Thomas hold more than 1% of the Common Stock of the Issuer. However, by reason of the relationships described in Item 4(a), and without regard to the relevant disclaimers, it may be possible that either Mr. W.F. Thomas or Mr. R.D. Thomas may be deemed to beneficially own 5.15% of the Common Stock of the Issuer.

       The percentages of beneficial ownership reported in this Schedule 13G were calculated with reference to the 48,271,522 outstanding shares of the issuer reported in the issuer?s quarterly report of June 30, 2013.

       (c) Number of shares as to which the person has:

            (i)  Sole power to vote or to direct the vote:

       		William F. Thomas, 220,511
       		Robert D. Thomas, 0

            (ii)  Shared power to vote or to direct the vote:

       		William F. Thomas, 2,266,214
       		Robert D. Thomas, 2,486,725

       	(iii)  Sole power to dispose or to direct the disposition of:

       		William F. Thomas, 220,511
       		Robert D. Thomas, 0

       	(iv) Shared power to dispose or to direct the disposition of:

       		William F. Thomas, 2,266,214
       		Robert D. Thomas, 2,486,725

Item 5.	Ownership of Five Percent or Less of a Class

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another
Person.

       No person possesses such rights and/or powers in relation to more than five (5) percent of the Common Stock of the Issuer.

       Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

       Not applicable.

       Item 8.	Identification and Classification of Members of
the Group.

       Not applicable.

       Item 9.	Notice of Dissolution of Group.

       Not applicable.

       Item 10.	Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.


SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2013
__________________________
 (Date)


WILLIAM F. THOMAS

/s/ William F. Thomas
__________________________
 (Signature)


ROBERT D. THOMAS

/s/ Robert D. Thomas
__________________________
 (Signature)


EXHIBIT INDEX

Exhibit and Description

99.1 Joint Filing Agreement, dated as of September 6, 2013, by and between William F. Thomas and Robert D. Thomas.